UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10728

Delaware	82-0601064
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

315 S. Coast Hwy 101	92024
Suite U38	(Zip Code)
Encinitas, CA
(Address of principal executive offices)

(760) 266-5313

Registrant’s telephone number, including area code

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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In this report, the term “TTS AAS” or “the company” or “us” or “we” refers to To The Stars Academy of Arts and Science Inc. and its consolidated subsidiaries, including To The Stars, Inc. (“TTS”).

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Business

Overview

TTS AAS was formed in 2017 as a public benefit corporation that strives to empower the outer edges of science and engineering through research, innovation and education. In a short time, we’ve taken great strides towards this goal and achieved what we believe are historic milestones through the outstanding collaboration of our team of experts in entertainment, aerospace and science.

The company is composed of Entertainment, Aerospace and Science Divisions. The company’s wholly-owned subsidiary TTS, its Entertainment Division, is a brand manager and vertically integrated business that licenses and creates original intellectual property brought to life by award-winning content creators. Spanning film, television, books, music, art, and merchandise, fans from all generations and interest levels find themselves engaged and immersed in exciting media that creates a sense of intrigue and wonder. Our storytelling experiences are where science meets science fiction. (See “Principal Products and Services – Entertainment Division”)

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The company’s Aerospace Division is dedicated to finding revolutionary breakthroughs in propulsion, energy, and communication. We currently work with and intend to employ additional lead engineers from major Department of Defense and aerospace companies with the capability to pursue an advanced engineering approach to fundamental aerospace topics like Beamed-Energy Propulsion Launch Systems (“BELS”), Space-Time Metrics Engineering (“STME”), and warp drive metrics. (See “Principal Products and Services – Aerospace Division”)

The company’s Science Division is a theoretical and experimental laboratory, challenging conventional thinking by discovering a new world of physics and consciousness-related possibilities and exploring how to use them to affect the world positively. Through its Advisory Board, TTS AAS has access to world-renowned scientists with advanced knowledge to pursue the company’s commercially viable research projects in the near-term, including quantum communication technology, the A.D.A.M. (Acquisition & Data Analysis of Materials ) Research Project, and THE VAULT (formerly the Community of Interest (“COI”)), an artificial intelligence-empowered database. (See “Principal Products and Services – Science Division”)

While each Division has its own priorities and objectives, we’re at our strongest when working together. The company’s exposure as a result of THE VAULT and videos in 2017 (See "2017/2018 Recap”) led to opportunities in the Entertainment Division, TTS, including the opportunity to participate in a nationally-syndicated TV docu-series, working title UNIDENTIFIED: Inside America’s UFO Investigation, which focuses on topics central to TTS AAS’s mission.

As our business plans evolve to reflect our experiences in 2017 and 2018, we believe it is important to keep our entrepreneurial flexibility even as we sharpen our focus on projects likely to lead to a commercial viability (see “Principal Products and Services”). We recognize the necessity for additional capital to execute our ambitious plans, so in the coming year we will continue to evaluate ways to accelerate progress by seeking additional investment, including partnership opportunities and government contracts. Our infrastructure investments in 2017 and 2018 – staffing, operations, and business development – have prepared us for growth.

With the support and encouragement of global citizens that share our passion, we will continue to pursue our public benefit mission and explore ways to realize our vision of creating one strategic platform that combines entertainment storytelling, aerospace engineering and scientific research to investigate, innovate, and inspire.

2017/2018 Recap

On September 29, 2017, the company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”), raising $1,370,230 before closing on September 28, 2018 (see “Liquidity and Capital Resources”). On October 11, 2017, the company shared its mission with the world via a live online broadcast event that has reached nearly a half a million people around the globe. The broadcast introduced the TTS AAS team members, their exceptional career experience and areas of expertise, and TTS AAS’s unique mission in entertainment, aerospace and science.

In December 2017, TTS AAS made history by leveraging its team’s access to become the very first company to obtain official U.S. government footage of unidentified aerial phenomena (“UAP”) that had gone through the declassification process and been approved for public release. The footage was released on THE VAULT (formerly COI) and garnered attention from mainstream media outlets across the world, including the New York Times, Washington Post, POLITICO, ABC, NBC, Fox News, BBC, Scientific American, NPR and CNN. We consider THE VAULT a cornerstone of the company’s mission to advance human knowledge through the collection, exploration and sharing of information about phenomena. (See “Principal Products and Services – Science Division”)

The Entertainment Division, TTS, also saw a history-making year in 2017 with the release of first-press and limited-edition vinyl as well as new music from Angels and Airwaves. The company’s exposure as a result of THE VAULT and videos in 2017 led to other opportunities for the company, including the opportunity to participate in a nationally-syndicated docu-series on TV that focuses on topics central to TTS AAS’s educational mission. (See “Principal Products and Services – Entertainment Division”)

In 2018, the first full year of the company’s operations, we focused on infrastructure and personnel while pursuing significant research and development projects related to the company’s mission. One such initiative was the August 2018 launch of the A.D.A.M. Research Project, dedicated to analyzing materials that could provide insight into exotic technologies. (See “Principal Products and Services – Science Division”) The company also began the process of creating actionable plans to progress on some of its near-term goals, namely Beamed Energy Propulsion (“BEP”) and Space-Time Metric Engineering (“STME”). (See “Principal Products and Services – Aerospace Division”)

The Entertainment Division, TTS, released the highly-anticipated sequels to its ‘Sekret Machines’ and ‘Poet Anderson’ novel franchises and released new content from Tom DeLonge with the children’s book ‘Who Here Knows Who Took My Clothes?’. In addition to these releases and content development with partners such as TBS and Cartel Entertainment, the company continued its work on the docu-series, working title UNIDENTIFIED: Inside America’s UFO Investigation. (See “Principal Products and Services – Entertainment Division”)

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Our infrastructure investments in 2017 and 2018 – staffing, operations, and business development – have provided a strong foundation for the company to aggressively pursue its 2019 objectives.

Structure and History

TTS AAS was formed in 2017 as a public benefit corporation, and we are in the early phase of operations. Our subsidiary, TTS, was established on October 28, 2002, as Resting Bird, Inc. Resting Bird, Inc. became a subsidiary of Really Likeable People. Inc. (“RLP”) in 2007, in which Archive West Investments, LLC (an RLP shareholder) was an equal owner. The name of TTS was changed to To The Stars, Inc. on August 17, 2011, and Archive West Investments acquired the shares of TTS on January 1, 2015. Archive West Investments contributed the shares of TTS to Gravity Holdings, LLC in 2017. Gravity Holdings contributed all of the shares of TTS to TTS AAS on June 1, 2017. TTS was the parent company to Love Movie, LLC and Poet Productions, LLC, both of which were dissolved in 2018. Depending on project development and funding received, we anticipate forming additional corporate entities for each of the Aerospace and Science Divisions.

Our Mission

Our mission is to be a vehicle for change by inspiring a newfound appreciation and understanding of the profound, yet unresolved, mysteries of the universe that can have a positive impact on humanity. We are working to achieve our mission via an entertainment, aerospace, and science consortium that inspires and collaborates with global citizens to investigate the outer edges of science and unconventional thinking in order to push human knowledge and capability forward.

Principal Products and Services

The company is currently organized as three separate divisions: the Entertainment Division, To The Stars, Inc. (TTS), the Aerospace Division, and the Science Division. Our public benefit purpose is a unifying factor across our divisions. While progress on program initiatives is still pending sufficient funding, the company was able to make significant achievements in support of its mission in 2017 and 2018.

Entertainment Division

The Entertainment Division (TTS) creates and licenses original content across a variety of media platforms including music, books, movies and television. TTS also manufactures brand-related novelty merchandise, primarily sold direct to consumer within its own ecommerce and retail channels. Existing products may be found at www.tothestars.media. During 2018, media and merchandising of original intellectual property brands accounted for 45% of TTS’s revenues. TTS is also the licensee or sublicensee of Angels and Airwaves (AVA), Cathedrals of Glass, and Tom DeLonge’s professional name and likeness, which accounted for 55% of revenues. TTS has a strong existing retail customer base with a high returning customer rate. We are able to nimbly respond to demand for various products that we can sell directly via our own distribution channels, including locally in our own brick and mortar store in Encinitas, CA and worldwide through its ecommerce store. In 2018, approximately 95% of TTS’s revenues was derived from its online operations.

TTS released the following products in 2017:

•	The Hope Collection: A limited edition vinyl record set of the entire Angels & Airwaves music catalog.

•	Box Car Racer. The 15th anniversary vinyl edition of the band’s debut album in exclusive colors.

•	We Don’t Need to Whisper Acoustic EP. TTS released a 4-song acoustic version of Angels & Airwaves’ iconic album We Don’t Need to Whisper in August 2017.

•	We Don’t Need to Whisper. Original full-length album on two black vinyl LPs.

•	I-Empire. Original full-length album on two black vinyl LPs.

TTS released the following products in 2018:

•	‘Poet Anderson…In Darkness’. This is the second book in the three-book ‘Poet Anderson’ series by Tom DeLonge and Suzanne Young. TTS sold advance copies of the book in December 2017 and the book was released for trade on January 30, 2018. After release, it jumped to the #1 New Release in Young Adult on Amazon and met with 4-star reviews.

•	‘Sekret Machines’ Fiction Series, Book 2: A Fire Within. Book 2 in the ‘Sekret Machines’ fictional book series, written by Tom DeLonge and A.J. Hartley, was released on September 18, 2018.

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•	‘Who Here Knows Who Took My Clothes?’. A children’s book by Tom DeLonge released during Holiday 2018.

•	We Don’t Need to Whisper. Original full-length album on two special edition colored vinyl LPs.

•	I-Empire. Original full-length album on two special edition colored vinyl LPs.

We continue to believe in the power of storytelling to educate and inspire and in 2019 plan to continue to produce our original stories, explore new distribution channels for our media properties, and invest in developing more stories influenced by our unique access to scientific information.

TTS anticipates the release of the following products in 2019:

•	Docu-Series on A+E's History Channel, working title 'UNIDENTIFIED: Inside America’s UFO Investigation'. The company allowed its personnel to be key cast members in a six-part docuseries on A+E’s History Channel, scheduled to premiere in May. The series will include licensed footage from TTS AAS’s film archive. The series is based on the December 2017 New York Times stunning front-page expose uncovering the Pentagon’s mysterious UFO program, the Advanced Aerospace Threat Identification Program (“AATIP”) featuring an interview with former military intelligence official, Luis Elizondo, who ran the program. The controversial story was the focus of worldwide attention. In UNIDENTIFIED, Elizondo is speaking out for the first time with Tom DeLonge, co-founder and President of To The Stars Academy of Arts & Science and Chris Mellon, former Deputy Assistant Secretary of Defense for Intelligence, to expose a series of startling encounters and embark on fascinating new investigations.

•	‘Cathedrals of Glass’ Fiction Series, Book 2: Valkrys Wakes. Book 2 in the ‘Cathedrals of Glass’ fiction series published by TTS under license is due for trade release in 2019. In this book, teenagers fight for survival on an icy planet in this dystopian science fiction thriller from the New York Times bestselling author of Steeplejack A. J. Hartley.

•	‘Sekret Machines’ Non-Fiction Series, Book 2: Man. Book 2 in the ‘Sekret Machines’ non-fiction book series is due for trade release in 2019. This book is the stunning continuation of an intensive study of UFO phenomena in which the hard science, technology, and the human mind are explored as they relate to our world.

•	New music and U.S. tour by Angels & Airwaves. These events (release dates to be determined) are expected to bring high brand visibility and increased product sales.

TTS has successfully developed its original entertainment properties to the stage where they are currently being solicited for major network and studio opportunities, including:

•	‘Strange Times’ Television Series. Currently in development at TBS. This series is an adventure through a whimsical paranormal world with a group of skate-rats from Southern California who are as obsessed with girls as they are ghosts.

•	‘Monsters of California’ Feature Film. A coming-of-age science fiction film being developed with Cartel Entertainment, a production house with an international presence. This franchise is filled with adventure, humor and extraordinary visual effects.

•	‘Poet Anderson’ Feature Film. TTS has paused the release plans for the ‘Poet Anderson’ short film to allow for discussions on a more comprehensive development deal for a full-length movie. The story centers around, an invisible world exists beside us that only a few can see… In this parallel universe, a dangerous war has been waged between the forces of good and evil. The future has yet to be written as the battlefield itself has not touched on any terrestrial land, but instead insidiously upon the souls of man.

•	‘Sekret Machines’ Television Series. A television series based on the non-fiction trilogy Sekret Machines: Gods, Man and War is being developed with Cartel Entertainment, a production house with an international presence. The series centers around an FBI agent who, while investigating a string of murders, learns the victims were linked to a government program exploiting alien technology and were targeted by a group of abductees who believe they’re saving the human race from self-destruction. Recruited to their cause, the agent is forced to choose between illusion and reality, “normal” life and the shadowy world of the Phenomena.

We will continue to expand our franchises by seeking collaboration with forward-thinking creative partners, developing content in a wide-range of formats and mobilizing new distribution channels to reach customers directly.

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Aerospace Division

The Aerospace Division is dedicated to finding revolutionary breakthroughs in propulsion, energy, and communication. In 2017, the Aerospace Division began developing business plans, identifying funding requirements and sensitivities and presenting a baseline craft to be used for technology trade studies. In 2017 the Aerospace Division hired two highly qualified employees from the public and private sides of the aerospace/defense industry, whose backgrounds added value to TTS AAS with their contributions to research and development (“R&D”) and technical expertise (see “Employees”). Our team continues to participate in meetings and ongoing discussions with individuals in the U.S. government about possible government-funded studies and other business opportunities.

The company is in the process of evaluating which projects will most likely lead to viable commercial products. Projects under consideration in this Division include advanced aerospace technologies, Beamed Energy Propulsion (“BEP”) launch systems and Space-Time Metric Engineering (“STME”). In August 2018, the company entered into two statements of work with EarthTech International, Inc. (“ETI”) (see “Interest of Management and Others in Certain Transactions”) to prepare plans, perform scientific analysis and advise the company on and beamed energy propulsion launch systems (“SOW-BELS”) and materials analysis (“SOW-MSSA”).

With the completion of the SOW-BELS the company now has a defined program plan for requirements development, analysis, experimentation, risk reduction efforts, demonstrations, operational system development, and initial fielding of the BELS cubesat launch system development program. Among the company’s proposed project areas, BEP has the advantage of existing feasibility testing, significant technical analysis, early program planning, and a promising market (see “Market”).

To stay on track for our long-term project goals, we are also initiating development of STME because it is necessary technology required to achieve the Aerospace Division’s exotic engineering objectives (e.g., the Vision Vehicle). While the basis of the physics has been established, there is foundational work – in the form of multiple experiments – necessary to further develop this technology.

In a joint effort with the Science Division to perform research and analysis on materials to support this foundational work, the Aerospace Division will benefit from the results of the Statement of Work for the SOW-MSSA with ETI for the analysis and experiments for the Materials Analysis – Set A. Under the SOW-MSSA, ETI will be responsible for planning, execution analysis, and experimentation to establish the properties of specific materials. They will advise on the collection and scientific evaluation of materials samples the company obtains through reliable reports of advanced aerospace vehicles of unknown origin.

We continue to have direct meetings with industry partners, and we anticipate that our efforts to have collaborative relationships will gain significant momentum in 2019.

Science Division

The company’s Science Division is a theoretical and experimental laboratory, challenging conventional thinking by discovering a new world of physics. During 2017, the Science Division began developing its staffing plans, identifying funding requirements and sensitivities, and met with individuals in the U.S. government about possible government-funded studies. The Science Division is evaluating quantum communications technology and possibly exotic materials and technologies in the A.D.A.M. Research Project, but our most significant accomplishment in advancing science and education to date was the launch of our initial version of TTS AAS’s online Community of Interest (COI), which we have renamed THE VAULT.

In December 2017, TTS AAS made history by leveraging its team’s access to become the very first company to obtain official U.S. government footage of unidentified aerial phenomena (“UAP”) that had gone through the declassification process and been approved for public release. The footage was released on THE VAULT (formerly COI) where we gave access to information analyzed by our team of experts that educated viewers about the advanced technology depicted in the footage. We believe that this analysis by best-in-class experts is helping to change the conversation about UAPs from a fringe topic to a credible and serious subject matter attracting headlines from mainstream media outlets around the world, including the New York Times, Washington Post, POLITICO, ABC, NBC, Fox News, BBC, Scientific American, NPR and CNN. This coverage brought high brand visibility, cemented the credibility of the company and established it as an unrivaled leader in its field. TTS AAS has since added military pilot video and written interview. The information that the company was able to share on its site and within the annotated videos has been viewed over 9 million times.

We have created a requirements study document defining objectives for the full capability version of THE VAULT (formerly COI) in the context of enabling it as a collaboration and education tool in addition to a data depository. The company’s vision of THE VAULT running at its full potential is an online collection, storage, and analysis point for information regarding events, witness and data reporting associated with advanced technologies and capabilities. One of our objectives in developing THE VAULT is using artificial intelligence to optimize functionality by creating proprietary algorithms that can discover detailed patterns in the data submitted by users and correlate them with other academic research. This may also result in commercially-valuable algorithms, and because there is no real competition in this area that we are aware of, we believe the probability of capturing such business is high.

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In 2019 we plan to release a mobile application that will enable data collection directly from the public at large that will contribute to THE VAULT. Also, if the resources are available, we plan to evolve THE VAULT to also allow data submission from larger databases such as the US government, and foreign governments.

The Science Division continues its efforts to direct research and analysis on materials necessary to the foundational work in the Aerospace Division, specifically regarding the results of the Statement of Work for the SOW-MSSA with ETI for the analysis and experiments for the Materials Analysis – Set A. (See “Principal Products and Services – Aerospace Division”)

 We continue to have direct meetings with industry partners, and we anticipate that our efforts to have collaborative relationships will gain significant momentum in 2019.

Public Benefit Corporation

In 2017 - 2018, the company operated in manner that balanced the stockholders’ pecuniary interests, the best interests of those materially affected by the company’s conduct, and the public benefits identified in the company’s certificate of incorporation. Highlights included: publishing mission-specific educational materials on THE VAULT as discussed above, supporting the Center of Innovation at the Boys & Girls Club of Oceanside through scholarships and donating time to help formulate their STREAM lab curriculum; working with MusicCorps by donating time to help establish its San Diego headquarters and bringing music and artwork together to raise funds for its music therapy program for veterans; in-store donations and fundraising for Freedom Station, monetary donations and volunteering to help Feeding America San Diego. Additionally, approximately 90% of TTS’s screen-printed goods suppliers are Worldwide Responsible Accredited Production certified.

In 2019, the company plans to maintain or expand initiatives that advance the understanding of human knowledge about scientific phenomena while educating and informing the public.

Market

We operate in diverse business sectors by way of vertical integration, for which there is currently no parallel marketplace. The Entertainment, Aerospace and Science Divisions each have their own market factors:

Entertainment

Globally, according to PricewaterhouseCoopers’s 2017 Global Entertainment and Media Outlook forecast, entertainment and media revenues are expected to rise from $1.8 trillion in 2016 to $2.2 trillion in 2021. In the United States, entertainment and media spending is expected to reach $759 billion by 2021, from $635 billion in 2016. Despite continued widespread industry disruption and intense competition for consumer attention, we believe that growth opportunities abound in the new media environment, especially with regards to mobile media as a content delivery mechanism.

Estimated at $244 billion of current U.S. buying power, we anticipate that the entertainment and media market will see an increase in both influence and purchasing power. Anticipated growth in industries relevant to our current and proposed business plans by 2020 include:

•	TV & Video – 0.5%
•	Cinema – 1.2%
•	Book Publishing – 2.9%
•	Music – 3.5%

Live experiences, consumers interacting in real time with mobile media, are also on the rise. We will continue TTS’s trend of engaging consumers where they live – online and on their mobile devices.

TTS’s current consumers are based in the coastal regions of the United States as well as internationally, with a 75/25 male to female ratio, ages 18-34, with interests in music, entertainment, comedy, and comic books, and are fans of the bands Blink 182 and AVA.

The amount of money being spent on Entertainment and Media in the United States overall is increasing moderately — we believe growth opportunity will come from capturing market share on traditional platforms as opposed to general market expansion. Although global music revenue remained flat from 2012-2015, it is projected to rise over 4% by 2021 as streaming becomes more popular.

Aerospace

In 2017 the global aerospace industry experienced growth driven by higher defense spending, which resulted in large part from the U.S. administration’s increased focus on strengthening its military. Foreign firms have been attracted to the U.S. aerospace market because it is the largest in the world and has a skilled and educated workforce, extensive distribution systems, diverse offerings, and strong support at the local and national level for policy and promotion.

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The U.S. Defense budget saw realization of 2017 projections for 2018 budget levels. A two-year budget agreement shows a defense funding increase of $52.8 billion or 9.8% over current budget cap in 2018, but a similar increase is no longer anticipated for 2019. While the Pentagon continues to demonstrate interest in investing in R&D across a broad range of capabilities with an emphasis on “game changing technologies” that maintain the nation’s qualitative advantages, R&D for the U.S. Air Force, the branch most relevant to TTS AAS’s technology focus, shows only inflation adjusted funding levels over 2018.

Despite the expected reduction in Pentagon spending growth, the commercial market for small satellites (practical application of a BEP launch system) is expected to grow from 375 annual launches in 2018 to almost 600 by 2022 (see also “Principal Products and Services”). The Administration’s efforts to develop a ‘Space Force’ continue. TTS AAS’s technologies and capabilities are well aligned for this development and we expect will place the company in a favorable position for research contracts.

Science

When the company was formed, there was no identifiable market for the type of scientific exploration in which TTS AAS planned to engage (e.g., niche physics and consciousness).

Our current view is that market value for science is variable in nature. Specifically, there is a general decrease in programmed funding for exploratory science while there is a marked increase in philanthropic funding for focused scientific pursuits. This structure provides funding opportunities for TTS AAS and is shaping our funding pursuits with the focused nature of the investments, and it allows us to direct the resources in order to meet our public benefit commitments.

Brand Visibility

The launch of TTS AAS in 2017 had the advantage of utilizing TTS’s existing global fan base in connection with the online broadcast, which was then amplified by favorable algorithms that increased is virality and organic reach. In December, the brand’s visibility was exponentially increased with the launch of THE VAULT when the company became the very first company to obtain official U.S. government footage of UAP that had gone through the declassification process and approved for public release. This historic achievement put the company at the forefront of all mainstream media outlets, establishing it as the dominant company in its field.

The company has high brand visibility. Combined social media followings for TTS AAS, TTS, Tom DeLonge, Angels and Airwaves, and other original brands as of December 31, 2017 are as follows:

•	Facebook – 1.563 million
•	Twitter – 828,000
•	Instagram – 779,880
•	YouTube – 211,330

Competition

At the moment, we believe that there are no direct competitors to our aerospace, science and entertainment consortium as a whole. Direct competitors for the Aerospace Division and Science Division will depend on which products and/or services are brought to market in future, but it is possible competitors with more resources may be able to use their resources to develop products and technology faster or offer lower prices, even to uneconomic levels that the company cannot match.

Our Entertainment Division, TTS, competes for consumer discretionary spending on entertainment and media products and services. Many companies operate in entertainment media in the wider sense. Examples include:

•	Marvel. Marvel is a wholly-owned subsidiary of The Walt Disney Company and has a library of over 8,000 characters featured in a variety of media. Marvel utilizes its character franchises in entertainment, licensing and publishing.

•	DC Comics. DC Comics is a subsidiary of Warner Bros. Entertainment, a division of Time Warner, and is one of the largest and oldest American comic book companies, and produces multi-media material featuring its comic book characters.

•	LucasFilm. LucasFilm (acquired by The Walt Disney Company in 2012) is among the world’s leading entertainment service companies and a pioneer in visual effects and sound across multiple mediums.

As with the above-listed competitors, the company’s Entertainment Division, TTS, has a loyal fan base that is invested in its branded franchises, but its competitors have a longer history and superior available resources that may be able to use their resources to offer lower prices, even to uneconomic levels that the company cannot match.

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Raw Materials/Suppliers

Our Entertainment Division, TTS, uses Internet-based and standard software to produce products and services. It uses cameras and other equipment for filming and editing work (some owned, others rented). TTS also uses ecommerce solution software as well as shipping software to deliver products to customers. Most of the content for foreseeable product releases has either already been created or delivery of such content is anticipated. In terms of creating new content throughout the year, TTS uses a mixture of in-house and outsourced resources. TTS sells direct to customer, either in its brick and mortar store in Encinitas, CA or worldwide through its ecommerce store.

TTS works with a variety of suppliers in connection with its products, but such suppliers are not unique and TTS is not dependent on any one supplier to source or manufacture its products.

There are currently no raw materials or suppliers for our Aerospace and Science Divisions.

Research and Development

In 2018, the company initiated research subcontracts in material studies and beamed energy totaling $60,000. Those contracts are to be completed in 2019. The company incurred $ 226,681 and $ 5,750 in third-party and internal costs towards R&D efforts in development of the company’s projects during 2018 and 2017, respectively.

Employees

In October 2017, the company hired two significant employees, Steve Justice and Luis Elizondo. As of December 31, 2018 we had ten employees at TTS AAS. Eight of our employees are employed by the Entertainment Division (TTS), and some of our employees provide services for both TTS AAS and its subsidiary, TTS.

Intellectual Property

The company continues to evaluate appropriate intellectual property protection for its corporate branding. The company filed a trademark application for the word mark ‘To The Stars Academy of Arts and Science’, Serial No. 87721197 and received a Notification of Allowance from the U.S. Patent and Trademark Office on January 29, 2019. For protection of IP rights associated with its project initiatives, TTS AAS has not filed for any patents, copyrights, or other trademarks but plans to do so when appropriate.

Our Entertainment Division, TTS, has an established trademark and copyright portfolio for its brands and regularly consults with IP counsel to protect that portfolio. TTS also relies on content, logos, and designs related to its brands, as seen on its website, www.tothestars.media.

TTS is aware of a current trademark rights-holder, ‘Strange Music’, that has in the past filed oppositions to TTS’s class 9 and 25 trademark applications for the ‘Strange Times’ mark. TTS has abandoned those applications. TTS executed a co-existence agreement with Gildan Apparel, trademark rights-holder of certain ‘Secret’ word marks in Canada in relation to TTS’s ‘Sekret Machines’ mark. Sellry Inc., a trademark applicant attempting to register ‘Strange Times’ in connection with software and web development, marketing and business development services abandoned its application after TTS filed an opposition on February 11, 2019.

Licensing Agreement

Tom DeLonge, Mr. Handsome, LLC, and Good In Bed Music, ASCAP (“GIBM” and together with Tom DeLonge and Mr. Handsome, LLC, the “DeLonge Parties”) have licensed intellectual property rights to TTS AAS and TTS for 5 years under verbal license and currently under a Licensing Agreement dated April 26, 2017. The rights include name and likeness rights, rights of publicity of Mr. DeLonge, trademarks, copyrights, domain names, social media handles, master recordings, and musical compositions (“Licensed Rights”). TTS AAS will design, develop, produce, manufacture, promote and sell digital and physical products, including novels, albums, apparel, accessories and all manner of merchandise featuring the Licensed Rights (the “Licensed Products”). The territory of the Licensing Agreement is the Universe.

Grant of License

Mr. DeLonge has granted TTS AAS and its subsidiaries the non-exclusive right to use Mr. DeLonge’s legal and professional name, approved likeness, approved voice, approved photographs and approved video footage in connection with the advertising, promotion, publicizing and marketing of the Licensed Products in any and all media, including television, radio, print publications, digital and social media and outdoor media.

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Mr. Handsome has granted to TTS AAS an exclusive license to exploit certain master recordings owned and/or controlled by Mr. Handsome subject to the approvals and royalty payments set forth below. Mr. DeLonge and GIBM agreed to use commercially reasonable efforts to have third party music publishers grant TTS AAS licenses for musical compositions that Mr. DeLonge has written and/or co-written, provided, it is not a breach of the Licensing Agreement if any DeLonge Party is unable to grant or secure a grant of such licenses. Certain music rights require us to obtain licenses and permissions from third parties in order to exploit such music rights. In each such case, we are responsible for obtaining such licenses and permissions and for paying any and all costs or fees associated therewith.

We are permitted to sublicense any part of the license granted above, provided the DeLonge Parties have the right of approval over any such sublicense arrangement. The license applies to TTS, without need for further approval as a sublicensee.

Approvals

We have to submit, for Mr. DeLonge’s prior approval, samples of all preliminary and final artwork for each Licensed Product and its accompanying packaging and/or promotional materials. We have to present information regarding quantity of units to be manufactured, marketing plan, advertising copy and promotional materials for Mr. DeLonge’s approval. Approval is required for each photograph, video or other use of Mr. DeLonge’s name and/or likeness and such approval will be valid for subsequent use in connection with the licensed product without requiring further approval. Promotional events relating to the Licensed Products will be subject to Mr. DeLonge’s prior approval and professional schedule. If we release any Licensed Product and/or related promotional materials with source materials, we have to include credit and/or songwriter information, attribution, or other notice.

Royalty

We are required to pay the DeLonge Parties royalties on gross sales ranging from 0.5 – 15% depending on the product category (see “Risk Factors”, “Liquidity and Capital Resources” and “Interest of Management and Others in Certain Transactions”). Mr. DeLonge has the right to approve any royalty granted to a third party in connection with a Licensed Product. If total royalty payments to the DeLonge Parties in any given calendar year fail to meet $100,000, we have agreed to pay any shortfall such that the annual minimum royalty paid to the DeLonge Parties will be $100,000. The Licensing Agreement allows Tom DeLonge to elect to invest any royalty payment due to the DeLonge Parties for the development of Licensed Products beyond what is commercially practical for TTS AAS and recoup that investment. During both of the years ended December 31, 2018 and 2017, the royalties due the DeLonge Parties was the minimum guarantee amount of $100,000 and was recorded by the company as a cost of revenues. For the years ended December 31, 2018 and 2017, the $200,000 and $100,000, respectively, in accumulated royalties due the DeLonge Parties had not been paid and are included within current Amounts Due Related Party on the accompanying consolidated financial statements.

Termination

Any party has the right to terminate the Licensing Agreement by written notice to the other party if the other party fails to perform or observe any term or condition of the Licensing Agreement, and such failure is either: (i) not susceptible to cure, or (ii) if curable, is not fully cured within 30 days after written notice, or (iii) if not capable of cure within the cure period, the breaching party does not begin the cure within that period. Mr. DeLonge has the right to terminate the Licensing Agreement for convenience, on his own behalf and on behalf of Mr. Handsome and GIBM, on at least 60 days prior written notice to TTS AAS.

Our rights under the Licensing Agreement automatically terminate immediately upon the expiration or termination of the Licensing Agreement for any reason. After termination, we may not advertise, promote, distribute, sell or otherwise use the licensed rights in the territory.

Following the expiration or termination of the Licensing Agreement for any reason, we have to provide the DeLonge Parties with an inventory report, setting forth the Licensed Products in stock and in production. The DeLonge Parties will have the right of first refusal to purchase any or all such Licensed Products in stock or in production, at a price to be determined by the parties in good faith, but in no event more than cost of goods. The DeLonge Parties will have 30 days to notify us of their intent to exercise this right of first refusal. If the DeLonge Parties collectively elect not to purchase any or all of such inventory, we have 90 days to sell off any inventory featuring the licensed rights.

Promptly after the expiration or termination of the Licensing Agreement for any reason, each of the DeLonge Parties and TTS AAS have to return or destroy all confidential information.

Litigation

TTS is aware of a current trademark rights-holder, ‘Strange Music’, that has in the past filed oppositions to TTS’s class 9 and 25 trademark applications for the ‘Strange Times’ mark. TTS has abandoned those applications. TTS executed a co-existence agreement with Gildan Apparel, trademark rights-holder of certain ‘Secret’ word marks in Canada in relation to TTS’s ‘Sekret Machines’ mark. Sellry Inc., a trademark applicant attempting to register ‘Strange Times’ in connection with software and web development, marketing and business development services abandoned its application after TTS filed an opposition on February 11, 2019.

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Management of TTS is not aware of any other pending or threatened legal actions relating to its intellectual property, conduct of its business activities or otherwise.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

We founded the company in 2017 in order to be a vehicle for change by inspiring a newfound appreciation of the profound, yet unresolved mysteries of the universe, to unify people around the world. Our consolidated operations include the results of our wholly-owned subsidiary, TTS, which operates the Entertainment Division of the company. Other than continuing to operate the Entertainment Division, THE VAULT and launching the A.D.A.M. Research Project, our activities in 2018 have consisted primarily of project evaluation and development, discussions with potential strategic partners, and the events surrounding the closing of the Regulation A Offering.

A substantial portion of the results discussed below include the Entertainment Division (TTS) operations, which, going forward, will only constitute part of our business, and is, therefore, not indicative of our future performance.

Results of Operations

TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. We measure performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers.   Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.   Revenue is recognized from our in-store sales when the customer receives and pays for the merchandise at the register.  For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Our net revenues for the year ended December 31, 2018 were $902,048 as compared to $1,376,215 in 2017, a 34% decrease. The 2018 decrease in net revenues was primarily attributable to lower direct to consumer sales on the company’s own e-commerce platform, due to fewer new and/or limited-edition product releases during the 2018 year as compared to 2017. The company’s e-commerce platform includes a full assortment of the company’s branded digital products and physical merchandise.

Cost of revenues includes merchandise costs, shipping costs, artist royalties and consulting and content costs which don't meet the criteria for capitalization. Cost of revenues in 2018 was $514,564, a 31% decrease from $750,932 in 2017. The decrease in cost of revenues during 2018 was directly attributable to the lower net revenues realized by the company during 2018, with an accompanying decline in gross margins from 45% in 2017 to 43% in 2018. The decrease in gross margins in 2018 was the result of a change in sales product mix during 2018, with lower margin products constituting a higher percentage of net revenues in 2018 as compared to the 2017 year.

The company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization. Operating expenses in 2018 amounted to $10,940,822 compared to $31,217,801 in 2017. The largest component of 2018 and 2017 operating expenses was stock-based compensation expense of $9,165,417 and $29,535,799, respectively. These amounts are an estimate and relate to compensation given as stock-based awards, including stock options and restricted stock grants and is measured at fair value on the date of grant and recognized over the associated vesting periods. Without the stock-based compensation expense, our operating expenses in 2018 and 2017 amounted to $1,775,405 and $1,682,002, respectively, a 6% increase of $93,403. The components of this increase were:

•	A 92% increase in general and administrative expenses to $820,732; and

•	A $220,931 increase in research and development expenses to $226,681; offset by

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•	A 46% decrease in sales and marketing expenses to $545,458; and

•	A 22% decrease in depreciation and amortization expense to $182,534.

The increase in operating expenses during 2018 are attributable to higher costs associated with a full year of operations and resulting expenses, including staffing and research and development expenses for the Aerospace and Science divisions, which were formed during the 2017 year.

The company also incurred interest expense of $103,957 in 2018 and $67,617 in 2017, and other expense of $2,901 in 2017. The company paid income taxes of $3,200 and $2,400 in 2018 and 2017, respectively.

As a result of the foregoing factors, the company’s net loss from operations was $10,660,495 in 2018 compared to a net loss of $30,665,436 for the 2017 year.

The company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the company primarily through digital sales of the company music products and then remits the monies collected to the company. These revenues represent approximately 17% and 14% of total revenues for the year ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, accounts receivable from this third-party represented 68% and 45% of accounts receivable, respectively. The loss of this third-party provider would not have a material impact on the company’s consolidated financial statements.

Liquidity and Capital Resources

The company is a business that has not yet generated profits and has sustained net losses of $10,660,495 and $30,665,436 during the years ended December 31, 2018 and 2017, respectively. (See “Results of Operations”) As of December 31, 2018, the company had net operating loss tax carry forwards of approximately $3,098,000 that may be offset against future taxable income through 2037. To date, revenues have not been sufficient to fund operations. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

During 2018, the company completed its Regulation A offering (the “Offering”) to raise additional capital to fund ongoing operations. The company raised approximately $1,370,000 under this Offering, receiving proceeds net of offering costs of approximately $1,172,000 during the 2018 year. Offering costs incurred by the company were approximately $199,000 and $244,000 during the years ended December 31, 2018 and 2017, respectively. In conjunction with this Offering, 274,046 new shares of Class A common stock were issued to investors during 2018.

During 2018, the company entered into a revolving line of credit agreement (“Line of Credit”) with Tom DeLonge, the beneficial owner of its majority shareholder, evidenced by a secured promissory note (“Note”) from the company to Mr. DeLonge, maturing on December 31, 2019. The Line of Credit allows the company to borrow funds up to a total amount of $495,000 on a revolving basis and bears interest at 8.58% per annum. The Note requires minimum monthly payments of principal and interest and is secured by certain intellectual property rights of the company. The company has been utilizing this Line of Credit as a source of additional operating funds for working capital needs and plans to continue to do so during 2019. As of December 31, 2018, the company had outstanding borrowings and accrued interest owing under the Line of Credit in the amount of $335,000 and $4,240, respectively.

During the years ended December 31, 2018 and 2017, the company obtained several short-term merchant loans that totaled $340,285 and $240,000, respectively, with several lenders to be used to fund operations. These loans included origination fees and interest expense totaling $37,810 and $17,480, for the years ended December 31, 2018 and 2017, respectively, ranging from 3.4% to 13.0%, of the amounts advanced. One of the loans bears interest at 29.80% per annum. These loans are typically secured by expected future sales transactions of the company. During the years ended December 31, 2018 and 2017, the company made payments of the origination fees, interest and loan principal totaling $374,691 and $173,280, respectively. At December 31, 2018 and 2017, the amounts owed under these arrangements were $87,604 and $84,200, respectively. These loans contain various financial and non-financial covenants. As of December 31, 2018 and 2017, the company was in compliance with these covenants.

Subsequent to December 31, 2018, the company obtained several additional merchant loans with similar terms as noted in the above paragraph that total approximately $111,000 with several lenders to be used to fund operations.

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During the years ended December 31, 2018 and 2017, the company received advances of monies totaling $21,785 and $511,414 (the “Advances”), respectively, from Mr. DeLonge for operational expenses and working capital needs. The Advances didn't bear interest and were due on demand. During 2017, at the Mr. DeLonge’s election, $463,414 of the Advances were treated as contributed capital and reclassified to additional paid-in-capital, with the remaining amount of the Advances of $69,785 and $48,000 due and payable to Mr. DeLonge as of December 31, 2018 and 2017, respectively.

On March 31, 2019, the company and Mr. DeLonge entered into a loan agreement (the “Loan”) whereby Mr. DeLonge agreed to lend an additional $30,215 in monies to the company in addition to the $69,785 in Advances then owed for a total Loan amount of $100,000; as well as to memorialize the terms of conditions of the Loan, including repayment. The Loan bears interest at 6% per annum beginning March 31, 2019 and full repayment of the principal and any accrued interest owed under the Loan is required by December 31, 2020. As a result of this Loan agreement, the company has reflected the Advances owing as of December 31, 2018 as long-term liabilities in Amounts Due Related Party on the accompanying consolidated financial statements.

During 2016, the company and Our Two Dogs, Inc. (“OTD”), an entity owned by Mr. DeLonge, entered into a note agreement (the “Note”) for $300,000 of funds loaned by OTD to the company during the 2016 year. During 2017, the Note was amended to increase the loan amount to a total of $600,000, with OTD providing the additional $300,000 of funds to the company over the course of the 2017 year. In April 2018, and with an effective date as of December 31, 2017, the Note with OTD was further amended to extend the maturity date to December 31, 2019. The Note, as amended, bears interest at 6% per annum and OTD can require the Note to be repaid prior to the maturity date in amount equal to 10% of the net proceeds from any third-party debt or equity financing. As of December 31, 2018 and 2017, within amounts due related party on the accompanying consolidated balance sheet, was accrued interest of $79,123 and $43,123, respectively due under then Note. As of December 31, 2018 and 2017, the principal balance outstanding of the Note was $600,000.

On March 31, 2019, the company and OTD entered into a debt forgiveness agreement (“Debt Forgiveness”) whereby OTD has forgiven the entire principal balance of $600,000 owing under the Note in addition to all of the related accrued interest then owing of $88,123. This has resulted in a total amount of $688,123 of monies owed to OTD as of March 31, 2019 being forgiven, treated as contributed capital and reclassified to additional paid-in-capital as of that date. As the result of this Debt Forgiveness, as of December 31, 2018, the company has reflected all amounts owing under the Note, consisting of $600,000 in principal and $79,123 of accrued interest, as long-term liabilities in Amounts Due Related Party on the accompanying consolidated financial statements.

On April 26, 2017, the company entered into a Licensing Agreement with the DeLonge Parties, memorializing a verbal license the DeLonge Parties had with the company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves.  Under the terms of this Agreement, the company is obligated to pay the DeLonge Parties a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year.   The royalties due the DeLonge Parties under this Agreement for each of the years ended December 31, 2018 and 2017 was the minimum guarantee amount of $100,000, recorded by the company as a cost of revenue in each year. For the years ended December 31, 2018 and 2017, the $200,000 and $100,000, respectively, in accumulated royalties due the DeLonge Parties had not been paid and are included within current liabilities in Amounts Due Related Party on the accompanying consolidated financial statements.

On April 27, 2017, Archive West Investments contributed 100% of the shares of To The Stars, Inc. to Gravity Holdings, LLC. On June 1, 2017, TTS AAS entered into a Contribution Agreement with Gravity Holdings, LLC in which Gravity Holdings, LLC contributed all of its shares of To The Stars, Inc. to TTS AAS in exchange for 55,000,000 shares of TTS AAS Class A Common Stock. The DeLonge Family Trust is the sole member of Archive West Investments and Gravity Holdings, LLC (see “Interest of Management and Others in Certain Transactions”).

In May 2017, we issued a total of 12,500,000 shares of Class A Common Stock and 5,400 shares of Class B Common Stock to Gravity Holdings, LLC, JimSem1, LLC, and Harold Puthoff in exchange for a nominal cash payment and past and anticipated future efforts to support the company’s business and objectives.

In May 2017, TTS AAS established the 2017 Stock Incentive Plan ("Plan"). Under the terms of the Plan, TTS AAS is authorized to issue 17,500,000 shares of Class A Common Stock. The grants can be in the form of options or restricted stock units. In June 2017, the company granted employees and advisors 9,000,000 stock options for shares of Class A Common Stock and 2,500,000 restricted stock units of Class A Common Stock under the Plan. Some of the grants vested upon issuance while others vest over a period of thirty-six to forty-eight months. Options to purchase 5,104,167 shares were exercisable at December 31, 2018.

The company is in the process of seeking qualification from the Securities and Exchange Commission for a second Regulation A offering.

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Cash Flow

The following tables summarize, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Years Ended
	December 31,
	2018	2017

Net cash (used in) provided by:
Operating activities	$(1,422,613)	$(548,664)
Investing activities	$(44,222)	$(87,130)
Financing activities	$1,503,532	$629,973

Operating Activities

Cash used in operating activities was $1,422,613 and $548,664 for the years ended December 31, 2018 and 2017, respectively. The increase in cash used in operating activities was primarily due to an increase in the net loss for the company during the 2018 period after taking into account the decrease in stock-based compensation expense during 2018, as well as decreases in accounts payable and accrued liabilities at December 31, 2018 as compared to December 31, 2017.

Investing Activities

Cash used in investing activities was $44,222 and $87,130 for the years ended December 31, 2018 and 2017, respectively. The decrease in cash used in investing activities was attributable to lower purchases of media assets during 2018.

Financing Activities

Cash provided by financing activities increased to $1,503,532 from $629,973 for the years ended December 31, 2018 and 2017, respectively. The increase in cash provided by financing activities was primarily net proceeds received from the company’s Regulation A offering in 2018, partially offset by lower capital contributions from shareholders and lower proceeds from short-term loans and advances in the 2018 year as compared to 2017.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Recent Developments

On March 31, 2019, the company and Mr. DeLonge, who is the beneficial owner of the majority shareholder of the company, entered into two separate agreements whereby Mr. DeLonge agreed to lend additional monies to the company and also has forgiven certain indebtedness of the company owed by the company to Our Two Dogs, Inc., an entity owned by Mr. DeLonge. See the discussion of the Note and the Loan in “Liquidity and Capital Resources”.

On April 16, 2019 the Board approved a reduction in the number of outstanding shares of Common Stock and shares of Common Stock subject to options to allow for more of the currently authorized shares of capital stock to be available to be sold to potential investors. The company’s stockholders (except those who acquired securities under the company’s offering pursuant to Regulation A of the Securities Act of 1933 in 2017-2018) executed the Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019, which significantly reduced the number of outstanding shares of Common Stock. (See Note 9 of the Audited Financial Statements)

The company’s optionholders executed the Rescission and Relinquishment Agreement (Optionholders) dated April 18, 2019, which reduced the number of vested and non-vested shares of Common Stock subject to options. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to revise the number of shares of Common Stock reserved for issuance, consistent with the share reduction transactions. We anticipate that these transactions will result in a significant reduction in stock-based compensation expense in future periods. (See Note 6 of the Audited Financial Statements – Stockholders’ Deficit)

Trend Information

We plan to pursue the projects and initiatives listed in “Principal Products and Services.” In the next 6-12 months, as a company we expect to:

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•	Begin production on a feature film and expand product offerings in response to the new Angels & Airwaves album and tour.

•	Release further publications and other content relating to existing and new Entertainment Division properties.

•	Leverage our exposure from the TV docu-series, working title UNIDENTIFIED, to further our educational efforts about Unidentified Aerial Phenomenon.

•	Expand THE VAULT to engage and interact with viewers.

•	Continue our effort to educate and influence legislation at the highest level of government.

•	Complete plans and analysis from ETI based on the SOW-BELS and SOW-MSSA.

•	Progress in our efforts to collect and analyze materials under the A.D.A.M. (Acquisition & Data Analysis of Materials) Research Project.

•	Develop educational materials related to its scientific and aerospace initiatives and partner with relevant organizations to support our public benefit purpose.

In an ongoing effort to accelerate progress, we plan to develop some or all of the above through direct investment, debt and equity financing, and strategic partnerships.

Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of December 31, 2018, the company’s executive officers, directors, and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Officers*:
Thomas DeLonge	President, Interim Chief Executive Officer	43	Appointed to indefinite term of office. May 25, 2017	Full-time
James Semivan	Vice President Operations	66	Appointed to indefinite term of office. May 25, 2017	Contractor
Harold Puthoff	Vice President Science and Technology	82	Appointed to indefinite term of office. May 25, 2017	Contractor
Louis Tommasino	Treasurer Chief Financial Officer	56	Appointed to indefinite term of office. May 25, 2017 Appointed to indefinite term of office. September 11, 2017	Contractor
Stephen Justice	Director of Advanced Programs and Technology, Chief Operations Officer	62	Appointed to indefinite term of office. August 6, 2018	Contractor
Kari DeLonge	Chief Communications Officer	37	Appointed to indefinite term of office. August 9, 2017	Full-time
Lisa Clifford	Secretary	51	Appointed to indefinite term of office. May 25, 2017	Full-time
Directors**:
Thomas DeLonge	Director	42	Appointed to indefinite term of office. March 14, 2017
James Semivan	Director	66	Appointed to indefinite term of office. March 14, 2017
Harold Puthoff	Director	82	Appointed to indefinite term of office. March 14, 2017
Significant Employees:
Luis Elizondo	Chief of Security and Special Programs	46	October 2017-present	Full-time

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*We anticipate hiring as necessary to grow the business. In particular, we are looking for a Chief Executive Officer at TTS AAS to take over from Tom DeLonge.

**There are two additional directors to be appointed.

 We are organized as a Delaware public benefit corporation. Under Section 365 of the DGCL, the board of directors is required to manage or direct the business and affairs of the company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the company's conduct, and the specific public benefit or public benefits identified in our certificate of incorporation. A director does not have any duty to any person on account of any interest of such person in the public benefit or public benefits identified in the certificate of incorporation or on account of any interest materially affected by the company’s conduct and, with respect to a decision implicating the balance requirement discussed above, will be deemed to satisfy the director's fiduciary duties to stockholders and the company if the director's decision is both informed and disinterested and not such that no person of ordinary, sound judgment would approve. Our certificate of incorporation includes a provision that any disinterested failure to satisfy DGCL § 365 shall not, for the purposes of Sections 102(b)(7) or 145 of the DGCL, or for the purposes of any use of the term “good faith” in the Certificate of Incorporation or the Bylaws of the company in regard to the indemnification or advancement of expenses of officers, Directors, employees and agents, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

Tom DeLonge – Founder, President, Interim Chief Executive Officer, Director

Tom DeLonge is the founder and interim CEO of the company. He is also the President of the company subsidiary To The Stars, Inc. His award-winning entertainment career spans over two decades with music sales of over 25 million records worldwide with the bands he co-founded, Blink182 and Angels & Airwaves. Since 2011 at To The Stars, Inc., Mr. DeLonge has co-authored and published multiple chart-topping books, written and directed both live action and animated films as well as created various multimedia franchises that have expanded into successful merchandise brands. Prior to forming the company, Mr. DeLonge co-founded Really Likeable People, Inc., the parent company of multiple international consumer lifestyle brands and the technology platform, Modlife, Inc., which formed in 2007 and empowered artists with digital content monetization tools. Mr. DeLonge has been recognized for his creative endeavors across music, books, and film including awards for Best Video, Best Animated Short Film, Best Teen Fiction, and 2017's UFO Researcher Award.

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Jim Semivan – Founder, Vice President Operations, Director

Jim Semivan is a co-founder and Vice President Operations of the company. Prior to joining us in 2017 (and continuing in this capacity), Mr. Semivan is the owner of a consulting firm called JimSem1, LLC, which he founded in 2007 after retiring from the Central Intelligence Agency that year. Since his retirement, Mr. Semivan has been primarily working for JimSem1, where he has been consulting with the Intelligence Community (IC) on a variety of classified topics that include IC Leadership training, CIA Tradecraft training and IC programs for countering weapons of mass destruction. Mr. Semivan retired from the Central Intelligence Agency’s Directorate of Operations after 25 years working as an operations officer both overseas and domestically. He was a member of the CIA’s Senior Intelligence Service. Mr. Semivan has a BS and a BA degree from The Ohio State University and a MA in English Literature from San Francisco State University. Mr. Semivan currently holds Top Secret Clearances.

Dr. Harold E. Puthoff – Founder, Vice President Science and Technology, Director

Dr. Harold E. Puthoff is a co-founder and Vice President Science and Technology of the company. Prior to joining us in 2017 (and continuing in those positions), Dr. Puthoff is President and CEO of EarthTech International, Inc. (ETI), and Director of the Institute for Advanced Studies at Austin (IASA), positions he has held since 1985. In those positions he has published numerous papers on electron-beam devices, lasers and space propulsion and has patents issued in the laser, communications, and energy fields. Dr. Puthoff’s professional background spans more than five decades of research at General Electric, Sperry, the National Security Agency, Stanford University, SRI International, and, since 1985, as President of ETI and Director IASA. He has published numerous papers on electron-beam devices, lasers, and space propulsion and has patents issued in the laser, communications, and energy fields. Dr. Puthoff regularly serves various corporations, foundations, NASA, and other government organizations as advisor on leading-edge technologies and future technology trends. He earned his Ph.D. from Stanford University in 1967.

Louis Tommasino – Treasurer, Chief Financial Officer

Louis Tommasino is our Treasurer and Chief Financial Officer, working with the company’s subsidiary TTS since 2015 and with its former parent company, Really Likeable People, since 2004. He is also the owner of Louis Tommasino CPA and Associates, a firm providing tax services, auditing and financial consulting, including business planning and management services to his clients. Since 1996, he has grown his practice to nine employees with over 500 clients in various industries, including entertainment and bio-tech. He also works with non-profit organizations, trusts, estates, and individuals. He has worked with several small and start-up companies in Arizona and California. He is a member of the American Institute of Certified Public Accountants, the California Society of CPAS, and the Commonwealth Financial Network of Massachusetts. Mr. Tommasino graduated with a Bachelor of Science in Business Administration from Arizona State University and holds a CPA license both in the states of Arizona and California.

Kari DeLonge – Chief Content Officer

Kari DeLonge is the Chief Content Officer for the company.  Prior to joining the team, she served as VP of Product and Marketing at To The Stars Inc since 2011, where she spearheaded managing all stakeholders involved in award-winning media and merchandise releases including Billboard top 200 albums, “Best Of” festival films and 11 books.  Prior to that and beginning in 2007, she served as Product Manager at Modlife technology where she oversaw product development, manufacturing, ecommerce, distribution, content monetization and multi-channel marketing for major music acts on the platform. From 2000-2007 she served as Marketing Director for international music brands Atticus Clothing and Macbeth Footwear.  She holds a B.A degree with honors in Accounting and a B.B.A. degree with honors in business and marketing from the University of San Diego.

Lisa Clifford – Secretary

Lisa Clifford is the Secretary of the company, the Secretary for the company’s subsidiary TTS and also serves as the Executive Assistant to Tom DeLonge. She has spent her career in entertainment, media and merchandising. Mrs. Clifford has served as Mr. DeLonge’s Executive Assistant for the past 15 years, not only managing Mr. DeLonge’s day-to-day schedule of press and meetings, but also his recording and touring schedules. She is also responsible for coordinating projects and events for TTS. Prior to joining TTS, Mrs. Clifford performed similar roles at RLP.  Mrs. Clifford holds a B.A. degree in advertising from California State University, Fullerton.

Stephen Justice – Director of Advanced Programs and Technology, Chief Operations Officer

Steve Justice is the Director of the TTS AAS Advanced Programs and Technology and Chief Operations Officer, tasked with leading the effort to examine the possibilities of emerging sciences and technologies. After 31 years, he is the recently retired Program Director for Advanced Systems from Lockheed Martin Advanced Development Programs – better known as the “Skunk Works.” Mr. Justice’s industry experience brings a deep understanding of strategy definition, breakthrough technology development, advanced concept design, prototyping, system fielding, and program planning and execution using a leadership style that inspires innovation. He entered the defense aerospace industry in 1978 after graduating from the Georgia Institute of Technology.

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Luis Elizondo - Chief of Security and Special Programs

Luis Elizondo is the TTS AAS Chief of Security and Special Programs. For nearly the last decade, he ran a sensitive aerospace threat identification program focusing on unidentified aerial technologies and managed the security for certain sensitive portfolios for the U.S. government as the Director for the National Programs Special Management Staff. Mr. Elizondo is a career intelligence officer whose experience includes working with the U.S. Army, the Department of Defense, the National Counterintelligence Executive, and the Director of National Intelligence. As a former Special Agent In-Charge, he conducted and supervised highly sensitive espionage and terrorism investigations around the world. As an intelligence Case Officer, he ran clandestine source operations throughout Latin America and the Middle East. Mr. Elizondo’s academic background includes Microbiology, Immunology and Parasitology, with research experience in tropical diseases. He is also an inventor who holds several patents.

Advisory Board

The company’s Advisory Board consists of accomplished scientists, researchers, inventors, and former intelligence and governmental officials with a proven track record of success in their respective fields. The Advisory Board is Chris Mellon, Dr. Adele Gilpin, Dr. Norman Kahn, Dr. Colm Kelleher, Dr. Paul Rapp, and Chris Herndon.

Chris Mellon

Christopher Mellon is a private equity investor, political commentator and the Chair of the Science Committee at the Carnegie Museum of Natural History.  He served for 20 years in the federal government, to include serving as the Deputy Assistant Secretary of Defense for Intelligence in the Clinton and Bush Administrations.  He also worked for many years on Capitol Hill to include serving as the Minority Staff Director of the Senate Select Committee on Intelligence.  As an aide to Senator William S. Cohen he drafted the legislation that established the US Special Operations Command.  He is the author of numerous articles on politics and national security; and the recipient of multiple awards from the Department of Defense and agencies of the US Intelligence Community.  He holds a B.A. in Economics from Colby College and an M.A. in International Affairs from Yale University.

Dr. Adele Gilpin

Dr. Adele Gilpin is a scientist with biomedical academic and research experience as well as an active, licensed, attorney.  She served on the faculty at the Johns Hopkins Bloomberg School of Public Health, the University of Maryland School of Medicine, and the Medical College of Pennsylvania. She has taught biostatistics, epidemiology, and the design and conduct of clinical trials. Dr. Gilpin led an international team of scientists and physicians in designing and implementing two multiproject programs that were together awarded $10 million by NIH, and has designed and conducted multiple clinical trials. Her regulatory law practice focuses on FDA regulated products such as medical devices and pharmaceuticals, and on research law. Since the program’s inception in 2007, Dr. Gilpin has collaborated with the DOD’s Traumatic Injury Research Program at the Uniformed Services University of the Health Sciences.  She was awarded the E. Randolph William award for exceptional pro bono service in both 2009 and 2011. She received BA, MA and PhD degrees from Temple University (psychology; quantitative psychology) and a JD from Georgetown University Law Center (cum laude).

Dr. Norman Kahn

Dr. Norman Kahn currently is a consultant on national security matters for the U. S. Government, with a focus on preventing the use of biological weapons of mass destruction/disruption. Dr. Kahn had over a 30-year career with the Central Intelligence Agency, culminating in his development and direction of the Intelligence Community's Counter-Biological Weapons Program.  Dr. Kahn is the recipient of the Agency's Distinguished Career Intelligence Medal and the Director of National Intelligence's National Intelligence Distinguished Service Medal. Dr. Kahn has a B.S. degree in biology from the City College of New York and a Ph.D. in oceanography from the University of Rhode Island.

Dr. Colm Kelleher

Dr. Colm Kelleher is a biochemist with a twenty-eight-year research career in cell and molecular biology currently working in senior management in the aerospace sector. He has served as Laboratory Director at biotech company Prosetta Corporation, where he led several small molecule drug discovery programs focused on viruses of interest to the United States Department of Defense. He also worked for eight years as Deputy Director of the National Institute for Discovery Science (NIDS), a research organization that used forensic science methodology to unravel scientific anomalies. From 2008-2011 he served as Deputy Administrator of a United States Government funded threat assessment program focused on advanced aerospace technology. Dr. Kelleher has authored over forty peer reviewed scientific articles in cell and molecular biology, immunology and virology as well as two best-selling books, “Hunt for the Skinwalker” and “Brain Trust”. He holds a PhD in Biochemistry from the University of Dublin, Trinity College.

Dr. Paul Rapp

Dr. Paul Rapp is a Professor of Military and Emergency Medicine at the Uniformed Services University and Director of the Traumatic Injury Research Program. He also holds a secondary appointment as a Professor of Medical and Clinical Psychology. He is a past editor of Physica, and has served on the editorial boards of the International Journal of Bifurcation and Chaos, Chaos and Complexity Letters, and Cognitive Neurodynamics. Past honors include a Certificate of Commendation from the Central Intelligence Agency for “significant contributions to the mission of the Office of Research and Development.”  Dr. Rapp attended the University of Illinois and received Bachelors degrees in Physiology (minor in Chemistry, Summa cum Laude) and Engineering Physics (Summa cum Laude). He received his Ph.D. from Cambridge University, working under the supervision of Professor Sir James Lighthill in the Department of Applied Mathematics and Theoretical Physics.

Chris Herndon

Chris Herndon is a C-level Executive and Entrepreneur and currently serves as Chief Operating Officer of TechCentrics, Inc. Previously, he served for more than twenty years in the federal government, most recently as Deputy Assistant to the President and the Director of White House Information Technology. Prior to his position at the White House, Chris held C-Level and senior IT leadership positions with some of Washington DC area’s most respected government systems integrators, including Client Executive for CSRA, Chief Technology Officer for SRA International, Managing Director for MorganFranklin Corp., and COO/Co-Founder of TechCentrics, Inc.  He began his career in telecommunications as a Department of the Navy civilian, where he supported organizations such as the National Reconnaissance Office, Office of Naval Research, Office of the Secretary of Defense, and the White House Communications Agency. He holds a B.S. in electrical engineering from the University of Maryland.

18

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2018, we compensated our three highest paid executive officers and directors on a consolidated basis as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)			Total compensation ($)
Kari DeLonge	Chief Content Officer (TTS AAS) Treasurer (TTS)	$100,256.27	$		*	$100,256.27
Lisa Clifford	Secretary (TTS AAS)	$74,616.91		$0		$74,616.91
Stephen Justice	Chief Operations Officer (TTS AAS)	$43,792.00		$0		$43,792.00

* In June 2017, Kari DeLonge was granted the option to purchase 5,000,000 shares of the company’s Class A Common Stock at an exercise price of $0.003 per share, exercisable until the expiration date of June 6, 2027. As of December 31, 2018, 4,250,000 of Ms. DeLonge’s options were vested and exercisable. See “Interest of Management and Others in Certain Transactions”. The stock option compensation expense recognized by the company associated with these vested shares for the fiscal year ended December 31, 2018 was calculated as $2,500,000, which was the estimated fair value of the stock options at the grant date using a Black-Scholes option-pricing model.

Our subsidiary TTS did not compensate its executive officer and sole director, Tom DeLonge in cash.  However, Gravity Holdings LLC, an entity controlled by Mr. DeLonge, was issued 60,000,000 shares of Class A Common Stock and 1,800 shares of Class B Common Stock in 2017. In addition, as of the year ended December 31, 2018 and 2017, respectively, Mr. DeLonge is owed $200,000 and $100,000 in royalty payments.

For the fiscal year ended December 31, 2018, we paid our directors as a group $0 for services as a Director. There are three directors in this group. A total of 67,500,000 shares of Class A Common Stock and 5,400 shares of Class B Common Stock were granted to this group (including affiliated entities). We did issue reimbursements to the Directors for the fiscal year ended December 31, 2018.

Kari DeLonge and Lisa Clifford were employed by TTS as of December 31, 2018 and compensated as set forth above. Subsidiary TTS paid Tom DeLonge $0.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of December 31, 2018, the TTS AAS voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class(3)
Class A Common Stock	Gravity Holdings LLC(1)	60,000,000 shares	N/A	70.4%
Class A Common Stock	Officers and Directors (3 persons)	67,500,000 shares		79.2%
Class B Common Stock	Gravity Holdings LLC(1)	1,800 shares	N/A	33.3%
Class B Common Stock	Jimsem1, LLC(2)	1,800 shares	N/A	33.3%
Class B Common Stock	Harold E. Puthoff	1,800 shares	N/A	33.3%
Class B Common Stock	Officers and Directors (3 persons)	5,400 shares		100%

(1) The DeLonge Family Trust is the sole member of Gravity Holdings, LLC. Thomas DeLonge and his wife, Jennifer DeLonge, are trustees of the DeLonge Family Trust.

(2) Wholly-owned by James Semivan.

(3) Based on 85,274,046 and 5,400 outstanding shares of Class A and Class B Common Stock, respectively, which assumes the vesting of all options reserved under the 2017 Stock Incentive Plan.

19

Item 5. Interest of Management and Others in Certain Transactions

The company has elected not to be governed by Section 203 of the DGCL. Section 203 contains prohibitions from companies engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder. An interested stockholder includes owners of more than 15% of the outstanding voting stock of the company.

During 2018, the company entered into a revolving line of credit agreement (“Line of Credit”) with Tom DeLonge, the beneficial owner of its majority shareholder (“Mr. DeLonge”), evidenced by a secured promissory note (“Note”) from the company to Mr. DeLonge, maturing on December 31, 2019. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations –Liquidity and Capital Resources”)

In August 2018, the company entered into two statements of work with EarthTech International, Inc. (“ETI”) to prepare plans, perform scientific analysis, and advise the company on materials analysis (“SOW-MSSA”) and beamed energy propulsion launch systems (“SOW-BELS”). ETI’s founder and president is company Director Harold E. Puthoff. The value of the SOW-MSSA is $35,000 and the value of the SOW-BELS is $25,000. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”)

During the years ended December 31, 2018 and 2017, the company received advances of monies totaling $21,785 and $511,414 (the “Advances”), respectively, from Mr. DeLonge for operational expenses and working capital needs. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”)

On March 31, 2019, the company and Mr. DeLonge entered into a loan agreement (the “Loan”) whereby Mr. DeLonge agreed to lend an additional $30,215 in monies to the company in addition to the $69,785 in Advances then owed for a total Loan amount of $100,000; as well as to memorialize the terms of conditions of the Loan, including repayment. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” and Note 7 of the Audited Financial Statements)

During 2016, the company and Our Two Dogs, Inc. (“OTD”), an entity owned by Mr. DeLonge, entered into a note agreement (the “Note”) for $300,000 of funds loaned by OTD to the company during the 2016 year. During 2017, the Note was amended to increase the loan amount to a total of $600,000, with OTD providing the additional $300,000 of funds to the company over the course of the 2017 year. In April 2018, and with an effective date as of December 31, 2017, the Note with OTD was further amended to extend the maturity date to December 31, 2019. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”)

On March 31, 2019 and with an effective date thereof (the “Effective Date”), the company and OTD entered into a debt forgiveness agreement (“Debt Forgiveness”) whereby OTD has forgiven the entire principal balance of $600,000 owing under the Note in addition to all of the related accrued interest then owing of $88,123. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” and Note 7 of the Audited Financial Statements)

On April 26, 2017, the company entered into a Licensing Agreement with the DeLonge Parties, memorializing a verbal license the DeLonge Parties had with the company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves.  (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” and “Business – Intellectual Property – Royalty”)

Collectively, monies due to Mr. DeLonge under related party transactions totaled $1,288,148 and $791,123 as of December 31, 2018 and 2017, respectively.

Mr. DeLonge and related entities also assigned and transferred other intellectual property rights to TTS AAS and our subsidiary, including a collection of domains, a collection of copyrights, and a collection of brands and concepts.

Mr. DeLonge was the beneficial owner of TTS prior to contributing its shares to TTS AAS. On April 27, 2017, Archive West Investments contributed 100% of the shares of To The Stars, Inc. to Gravity Holdings, LLC. On June 1, 2017, TTS AAS entered into a Contribution Agreement with Gravity Holdings, LLC in which Gravity Holdings, LLC contributed all of its shares of To The Stars, Inc. to TTS AAS in exchange for 55,000,000 shares of TTS AAS Class A Common Stock. The DeLonge Family Trust is the sole member of Archive West Investments and Gravity Holdings, LLC.

20

In May 2017, we issued a total of 12,500,000 shares of Class A Common Stock and 5,400 shares of Class B Common Stock to Gravity Holdings, LLC, JimSemI, LLC, and Harold Puthoff in exchange for a nominal cash payment and past and anticipated future efforts to support the company’s business and objectives. JimSemI, LLC is wholly-owned by James Semivan.

In June 2017, we granted Kari DeLonge a stock option award to purchase 5,000,000 shares of the company’s Class A Common Stock at an exercise price of $0.003 per share, exercisable until the expiration date of June 6, 2027. On the June 6, 2017 grant date, 3,500,000 of the options were immediately vested and exercisable, with the balance vesting and becoming exercisable in a series of 36 successive equal monthly installments upon her completion of each additional month of service. As of December 31, 2018, 4,250,000 of Ms. DeLonge’s options were vested and exercisable. Ms. DeLonge has not exercised the options. Ms. DeLonge is the sister of Tom DeLonge.

Item 6. Other Information

None.

21

Item 7. Financial Statements

TO THE STARS ACADEMY OF

ARTS AND SCIENCE INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

December 31, 2018 and 2017

Together with

Independent Auditors’ Report

22

To The Stars Academy of Arts and Science Inc.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of To The Stars Academy of Arts and Science Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of To The Stars Academy of Arts and Science Inc. (the “Company”) which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of To The Stars Academy of Arts and Science Inc. as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon
San Diego, California
April 30, 2019

F-1

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
Assets
Current assets
Cash	$107,041	$70,344
Accounts receivable, net	41,204	53,674
Inventory	120,148	127,416
Deferred offering costs	-	244,163
Prepaid author royalties	52,628	119,186
Other current assets	12,185	3,781
Total Current Assets	333,206	618,564

Prepaid author royalties, net of current portion	105,892	-
Property and equipment, net	259,124	331,603
Media assets, net	199,665	265,498
Other Assets	7,500	7,500
Total assets	$905,387	$1,223,165

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable	$189,109	$394,332
Revolving line of credit due related party	335,000	-
Amounts due related party	204,240	191,123
Accrued liabilities	72,021	89,107
Short-term loans and advances	87,604	84,200
Capital lease obligations	11,056	29,076
Total current liabilities	899,030	787,838

Noncurrent liabilities
Capital lease obligations, net of current portion	-	11,056
Amounts due related party	148,908	-
Related party note payable	600,000	600,000
Total liabilities	1,647,938	1,398,894

Commitments and contingencies (Note 5)

Stockholders' Deficit:
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of December 31, 2018 and 2017, respectively	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 70,544,879 and 70,000,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively	7,054	7,000
Class B common stock, par value $0.0001; 9,000 shares authorized; 5,400 shares issued and outstanding as of December 31, 2018 and 2017	1	1
Additional paid-in capital	41,689,412	31,595,793
Accumulated deficit	(42,439,018)	(31,778,523)
Total Stockholders' Deficit	(742,551)	(175,729)
Total Liabilities and Stockholders' Deficit	$905,387	$1,223,165

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017

Revenues, net	$902,048	$1,376,215

Cost of revenues	514,564	750,932

Gross profit	387,484	625,283

Operating expenses:
General and administrative	820,732	427,041
Sales and marketing	545,458	1,014,644
Research and development	226,681	5,750
Stock based compensation	9,165,417	29,535,799
Depreciation and amortization	182,534	234,567
Total operating expenses	10,940,822	31,217,801

Operating loss	(10,553,338)	(30,592,518)

Other expenses:
Interest expense	103,957	67,617
Other expense	-	2,901
Total other expenses	103,957	70,518

Loss before provision for income taxes	(10,657,295)	(30,663,036)

Provision for income taxes	3,200	2,400

Net loss	$(10,660,495)	$(30,665,436)

Net loss per share: basic and diluted	$(0.15)	$(0.47)
Weighted average number of shares outstanding: basic and diluted	69,465,637	65,177,246

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Class A		Class B
	Common Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity (Deficit)
Balance at December 31, 2016	60,000,000	$6,000	1,800	$-	$1,593,831	$(1,113,087)	$486,744
Issuance of shares to co-founders	7,500,000	750	3,600	1	200,000	-	200,751
Stock-based compensation	2,500,000	250	-	-	29,338,549	-	29,338,799
Contributed capital	-	-	-	-	463,413	-	463,413
Net loss	-	-	-	-	-	(30,665,436)	(30,665,436)
Balance at December 31, 2017	70,000,000	7,000	5,400	1	31,595,793	(31,778,523)	(175,729)
Proceeds from Regulation A offering, net	274,046	27	-	-	927,417	-	927,444
Stock-based compensation	-	-	-	-	9,165,417	-	9,165,417
Proceeds from stock option exercise	270,833	27	-	-	785	-	812
Net loss	-	-	-	-	-	(10,660,495)	(10,660,495)
Balance at December 31, 2018	70,544,879	$7,054	5,400	$1	$41,689,412	$(42,439,018)	$(742,551)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,660,495)	$(30,665,436)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	78,938	80,085
Amortization	103,596	154,482
Stock-based compensation	9,165,417	29,535,799
Changes in operating assets and liabilities:
Accounts receivable, net	12,470	9,251
Inventory	7,268	(23,925)
Prepaid author royalties	(39,334)	4,348
Other current assets	(8,404)	(456)
Accounts payable	(205,223)	176,274
Accrued liabilities	123,154	180,914
Net cash used in operating activities	(1,422,613)	(548,664)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,459)	(1,459)
Purchase of media assets	(37,763)	(78,171)
Other, net	-	(7,500)
Net cash used in investing activities	(44,222)	(87,130)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Regulation A offering	1,292,604	-
Regulation A offering costs	(120,997)	(244,163)
Capital contributions from shareholders	-	463,414
Proceeds from short-term loans and advances	362,436	257,480
Repayments on short-term loans and advances	(359,032)	(173,280)
Principal payments on capital leases	(29,076)	(25,228)
Proceeds from related party revolving line of credit, borrowings and advances	356,785	348,000
Proceeds from stock option exercise	812	-
Proceeds from restricted stock grant	-	3,750
Net cash provided by financing activities	1,503,532	629,973

Increase (decrease) in cash and cash equivalents	36,697	(5,821)
Cash and cash equivalents, beginning of year	70,344	76,165
Cash and cash equivalents, end of year	$107,041	$70,344

Supplemental disclosures of cash flow information:
Cash paid for interest	$63,717	$38,009
Cash paid for income taxes	$3,200	$2,400

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

To the Stars Academy of Arts and Science Inc. (which may be referred to as “TTS Academy”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS Academy has created an entertainment, aerospace and science consortium that inspires and collaborates with global citizens to investigate the outer edges of science and unconventional thinking in order to push human knowledge and capability forward. The Company’s headquarters are located in Encinitas, California.

TTS Academy is the parent company of To The Stars, Inc. “TTS Inc.”, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars, Inc. has developed several branded media properties, which are included within the consolidated financial statements of the Company.

Upon establishment of TTS Academy, the shareholder of TTS Inc. was issued 5,000,000 of Class A common stock and 1,800 of Class B common stock. On June 1, 2017, the shareholder of TTS Inc. contributed all of the shares of common stock of TTS Inc. to TTS Academy in exchange for 55,000,000 shares of Class A common stock. These shares have been reflected as issued and outstanding for the entire periods within these consolidated financial statements. See Note 9 for discussion of additional TTS Academy transactions.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management’s Plans

To date revenues generated from operations have not been sufficient to fund operations. Thus, until the Company can generate sufficient cash flows to fund operations, the Company is dependent on raising additional capital through debt and/or equity transactions.

During 2018, the Company entered into a revolving line of credit agreement (“Line of Credit”) with its majority shareholder (the “Shareholder”), maturing on December 31, 2019. The Line of Credit allows the Company to borrow funds up to a total amount of $495,000. As of December 31, 2018, the Company had outstanding borrowings under the Line of Credit in the amount of $335,000. The Company has been utilizing this Line of Credit as a source of additional operating funds for working capital needs and plans to continue to do so during 2019.

During early 2019, the Company conducted a detailed review and analysis of its liquidity options, sources of capital and operating costs. As a result of this review, the Company has undertaken certain broad cost saving initiatives, which included reductions in employee headcount and related payroll costs, decreasing marketing expenses and the lowering of other administrative expenses. The Company anticipates these cost savings will not be materially impactful to its operations.

The Company's majority Shareholder has indicated their intention to provide additional capital if needed to the Company, although there is no commitment or an assurance that this will be provided in the future.

F-6

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Academy of Arts and Science Inc. from the date of its Inception and its subsidiary To The Stars, Inc. for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, fair value of stock-based compensation, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of December 31, 2018 and 2017, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Deferred Offering Costs

Deferred offering costs consist of direct legal, accounting and other fees relating to the Company’s Regulation A offering qualified by the Securities and Exchange Commission in September 2017. These costs were capitalized as incurred in current assets and were offset against the offering proceeds when received in 2018. The Company had $244,163 of deferred offering costs as of December 31, 2017. No amounts were deferred as of December 31, 2018.

F-7

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the years ended December 31, 2018 and 2017, there was no impairment of pre-publication costs.

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of December 31, 2018 and 2017, royalty advances recorded within other current assets in the accompanying consolidated balance sheets were $158,520 and $119,186, respectively. During the years ended December 31, 2018 and 2017, there were no reserves recorded against royalty advances.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of December 31, 2018 and 2017, the Company's liability related to such was $35,236 and $27,693, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

F-8

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenue is recognized from the Company's in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which don't meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $63,261 and $126,650 for the years ended December 31, 2018 and 2017, respectively.

Stock-Based Compensation

The Company uses ASC 718 and ASC 505 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Income Taxes

The Company applies ASC 740 Income Taxes.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represent approximately 17% and 14% of total revenues for the year ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, accounts receivable from this third-party represented 68% and 45% of accounts receivable, respectively. The loss of this third-party provider would not have a material impact on the Company’s consolidated financial statements.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party advances, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the exercise of options. As of December 31, 2018 and 2017, the effect of dilutive securities was anti-dilutive and thus is not included.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASC 606 as guidance on the recognition of revenue from contracts with customers, with amendments in 2015 and 2016. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers The updated standard permits the use of either the retrospective or cumulative effect transition method. The Company adopted the guidance on January 1, 2018 and applied the cumulative catch-up transition method, the impact of which was not material.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the guidance in topic ASC 840, Leases. Under the new standard, lessees will be required to record a right-of-use assets and a lease liability for all leases, with certain exceptions, on their balance sheets. The Company expects to adopt ASU 2016-02 beginning with its fiscal year ending December 31, 2019 and interim periods thereafter.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting. The guidance expands the scope of the topic to include share-based payments granted to non-employees in exchange for goods or services. Upon adoption, the fair value of awards granted to non-employees will be determined as of the grant date, which will be recognized over the service period. Previous guidance required the awards to be remeasured at fair value periodically when determining the related expense. ASU 2018-07 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company has adopted ASU 2018-07 during 2018 without a significant impact on its consolidated financial statements.

F-11

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. The standard no longer requires disclosure of the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted-average used to develop significant unobservable inputs for Level 3 fair value measurements. ASU 2018-13 is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The Company has not yet adopted ASU 2018-13 and does not expect the adoption to have a significant impact on its consolidated financial statements.

The FASB Board issues ASU’s to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at December 31, 2018 and 2017:

	2018	2017

Furniture and fixtures	$51,282	$48,137
Machinery and equipment	162,088	158,774
Leasehold improvements	372,537	372,537
Total property and equipment	585,907	579,448
Less accumulated depreciation	(326,783)	(247,845)
	$259,124	$331,603

Depreciation expense for the years ended December 31, 2018 and 2017 was $78,938 and $80,085, respectively.

Media assets consisted of the following at December 31, 2018 and 2017:

F-12

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

	2018	2017

Music	$317,825	$308,475
Books and other media	366,295	339,910
Website development and content	180,578	178,550
Total media assets	864,698	826,935
Less accumulated amortization	(665,033)	(561,437)
	$199,665	$265,498

Amortization expense for the years ended December 31, 2018 and 2017 was $103,596 and $154,482, respectively.

NOTE 4 – BORROWINGS

Short-term Loans and Advances

During the years ended December 31, 2018 and 2017, the Company obtained several short-term merchant loans that totaled $340,285 and $240,000, respectively, with several lenders to be used to fund operations. These loans included origination fees and interest expense totaling $37,810 and $17,480, for the years ended December 31, 2018 and 2017, respectively, ranging from 3.4% to 13.0% per annum, of the amounts advanced, excluding one of the loans which bears interest at 29.80% per annum. These loans are typically secured by expected future sales transactions of the Company. During the years ended December 31, 2018 and 2017, the Company made payments of the origination fees, interest and loan principal totaling $374,691 and $173,280, respectively. At December 31, 2018 and 2017, the amounts owed under these arrangements was $87,604 and $84,200, respectively. These loans contain various financial and non-financial covenants. As of December 31, 2018 and 2017, the Company was in compliance with these covenants.

Subsequent to December 31, 2018, the Company obtained several additional merchant loans with similar terms as noted in the above paragraph that total approximately $111,000 with several lenders to be used to fund operations.

Capital Leases

In July 2015, the Company entered into two leases for camera equipment. The leases were considered to be capital leases, thus $102,759 representing the cost of cameras, was recorded as an asset. The leases are payable in monthly payments ranging from $1,344 to $1,362, and have imputed interest rates ranging from 11.14% to 14.52%, and are secured by the equipment being leased. The leases expire at dates ranging from June 9, 2019 to July 9, 2019. As of December 31, 2018 and 2017, the balance outstanding was $11,056 and $40,132, respectively.

F-13

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

As of December 31, 2018, future minimum lease payments under capital leases are as follows:

Year ending December 31:
2019	$11,381
11,381
Less amount representing interest	(325)
$11,056

Depreciation of assets held under capital leases is included in depreciation expense. Equipment held under capital leases had a gross cost of $102,759 and accumulated depreciation of $71,489 as of December 31, 2018. The gross cost and accumulated depreciation was $102,759 and $50,938, respectively, as of December 31, 2017.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

On December 2, 2015, the Company entered into a lease agreement for its corporate office in Encinitas, California. The lease is for 108 months through August 2024 with monthly lease payments ranging from $5,150 to $7,508. The lease commenced September 1, 2015 and the Company received the first three months rent-free.

The following table summarizes the Company's future minimum commitment under the non-cancellable operating lease agreements as of December 31, 2018:

Year ending December 31:
2019	$71,372
2020	77,905
2021	82,713
2022	85,801
2023	89,013
Thereafter	60,064
$466,868

Rent expense for the years ended December 31, 2018 and 2017 was $76,171 and $76,507, respectively.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company’s acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

F-14

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 6 – STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of December 31, 2018 and 2017, there were 70,544,879 and 70,000,000 shares of Class A common stock outstanding, respectively. See Note 1 for discussion regarding the issuance of the Company's common stock to the majority shareholder. In May 2017, the Company issued 5,000,000 shares of Class A common stock to Jimsem1, LLC, a consulting firm owned by Jim Semivan, a co-founder of the Company, and 2,500,000 shares of Class A common stock to Harold E. Puthoff, a co-founder of the Company. The Company recognized $200,000 of stock-based compensation expense related to the issuance of these shares. These shares were valued at $0.003 per share based upon the estimated fair market value of the Company's common stock on the date of the Company's Inception, February 2017, as the co-founders' ownership was known at that time. At Inception, the Company was still in the concept phase for which no operations were present and the assets of To The Stars, Inc. hadn't been contributed by the majority shareholder.

The Company is authorized to issue 9,000 shares of Class B common stock. The Class B common stock has specific voting rights in which require the majority of the Class B common stock holders’ affirmative vote on items such as amendments to articles, bylaws, authorized shares, change in control, sale of debt or equity, etc. In addition, the Class B common stock can be converted into Class A common stock on a one for one basis. As of December 31, 2018 and 2017, there were 5,400 shares of Class B common stock outstanding. In May 2017, the Company issued 1,800 shares of Class B common stock each to Jimsem1, LLC and Harold E. Puthoff, see additional information above.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of December 31, 2018 and 2017.

Contributed Capital

During the year ended December 31, 2017, the Company's majority shareholder contributed $463,414 to the Company. The contributions were used within operations. See Note 7 for additional discussion regarding advances converted to capital contributions.

Regulation A Offering

During 2017, the Company initiated its Regulation A offering (the “Offering”) to raise additional capital to fund ongoing operations. The Company raised approximately $1,370,000 under this Offering, which ended September 28, 2018, receiving proceeds net of offering costs of approximately $1,172,000 during the 2018 year. Offering costs incurred by the Company were approximately $199,000 and $244,000 during the years ended December 31, 2018 and 2017, respectively. In conjunction with this Offering, 274,046 new shares of Class A common stock were issued to investors during 2018.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Plan”). Under the terms of the Plan, the Company is authorized to issue 17,500,000 shares of Class A common stock. Awards under the plan can be in the form of options, awards and restricted stock units. The persons eligible to participate in the Plan are the Company’s employees, directors, consultants and independent advisors. Options are designated as either an incentive option, which may only be granted to employees, or a non-statutory option. As of December 31, 2018, there were 7,000,000 shares available for issuance under the Plan.

In June 2017, the Company granted stock options to purchase 9,000,000 shares of Class A common stock, of which 3,500,000 vested immediately upon issuance. During November 2018, 1,000,000 of the previously issued stock options were forfeited. The remainder vest over a period of 36 to 48 months. Each option had a life of ten years and an exercise price of $0.003 per share. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Expected life (years)	5.00 – 6.08
Risk-free interest rate	1.71-1.83%
Expected volatility	75.0%
Annual dividend yield	0.0%

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average	Weighted Average
	Number of	Exercise	Remaining
	Shares	Price	Contractual Term

Outstanding at December 31, 2016	-	$-
Granted	9,000,000	0.003
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at December 31, 2017	9,000,000	0.003	9.4
Granted
Exercised	(270,833)	0.003
Expired/Cancelled	(1,000,000)	0.003
Outstanding at December 31, 2018	7,729,167	$0.003	8.4

Exercisable at December 31, 2018	5,104,167	$0.003	8.4

During the years ended December 31, 2018 and 2017, the Company recognized $7,083,333 and $21,875,000, respectively, of stock compensation expense related to stock options. As of December 31, 2018, total unrecognized stock compensation expense related to unvested stock options was $12,604,157 which will be recognized as stock compensation expense over the remaining vesting terms, see below. During the year ended December 31, 2017, the Company granted 4,000,000 options to non-employees for which 3,000,000 were outstanding at December 31, 2018, reflecting 1,000,000 options which were forfeited during 2018. The non-employees consist of advisory board members. Of the options granted, 5,000,000 were granted to an employee who is a relative of the majority shareholder.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Future stock option compensation expense related to these options to be recognized during the years ending December 31, 2019, 2020 and 2021 is expected to be $6,249,996, $4,791,663 and $1,562,498, respectively, which represents a weighted average remaining vesting period of 26 months. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

In June 2017, the Company also granted 2,500,000 restricted stock units under the Plan, of which 1,250,000 vested immediately upon issuance. The remainder vest over 36 months. The restricted stock units were granted to a non-employee advisory board member. The Company recognized restricted stock compensation expense of $2,082,083 and $7,460,799 during the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, total unrecognized stock compensation expense related to unvested restricted stock units of 590,278 was $2,949,618 which will be recognized as restricted stock compensation expense over the remaining vesting term, see below.

Future stock option compensation expense related to these restricted stock units to be recognized during the years ending December 31, 2019, and 2020 is expected to be $2,082,083 and $867,535, respectively, which will be recognized over the remaining vesting period of 17 months. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

NOTE 7 – RELATED PARTY TRANSACTIONS

Line of Credit

During 2018, the Company entered into a revolving line of credit agreement (“Line of Credit”) with Tom DeLonge, the beneficial owner of its majority shareholder, evidenced by a secured promissory note (“Note”) from the Company to Mr. DeLonge, maturing on December 31, 2019. The Line of Credit allows the Company to borrow funds up to a total amount of $495,000 on a revolving basis and bears interest at 8.58% per annum. The Note requires minimum monthly payments of principal and interest and is secured by certain intellectual property rights of the Company. The Company has been utilizing this Line of Credit as a source of additional operating funds for working capital needs and plans to continue to do so during 2019. As of December 31, 2018, the Company had outstanding borrowings and accrued interest owing under the Line of Credit in the amount of $335,000 and $4,240, respectively.

Advances and Loan

During the years ended December 31, 2018 and 2017, the Company received advances of monies totaling $21,785 and $511,414 (the “Advances”), respectively, from Mr. DeLonge for operational expenses and working capital needs. The Advances didn't bear interest and were due on demand. During 2017, at Mr. DeLonge’s election, $463,414 of the Advances were treated as contributed capital and reclassified to additional paid-in-capital, with the remaining amount of the Advances of $69,785 and $48,000 due and payable to Mr. DeLonge as of December 31, 2018 and 2017, respectively.

On March 31, 2019, the Company and Mr. DeLonge entered into a loan agreement (the “Loan”) whereby Mr. DeLonge agreed to lend an additional $30,215 in monies to the Company in addition to the $69,785 in Advances then owed for a total Loan amount of $100,000; as well as to memorialize the terms of conditions of the Loan, including repayment. The Loan bears interest at 6% per annum beginning March 31, 2019 and full repayment of the principal and any accrued interest owed under the Loan is required by December 31, 2020. As a result of this Loan agreement, the Company has reflected the Advances owing as of December 31, 2018 as long-term liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Promissory Note and Debt Forgiveness

During 2016, the Company and Our Two Dogs, Inc. (“OTD”), an entity owned by Mr. DeLonge, entered into a note agreement (the “Note”) for $300,000 of funds loaned by OTD to the Company during the 2016 year. During 2017, the Note was amended to increase the loan amount to a total of $600,000, with OTD providing the additional $300,000 of funds to the Company over the course of the 2017 year. In April 2018, and with an effective date as of December 31, 2017, the Note with OTD was further amended to extend the maturity date to December 31, 2019. The Note, as amended, bears interest at 6% per annum and OTD can require the Note to be repaid prior to the maturity date in amount equal to 10% of the net proceeds from any third-party debt or equity financing. As of December 31, 2018 and 2017, within amounts due related party on the accompanying consolidated balance sheet, was accrued interest of $79,123 and $43,123, respectively due under then Note. As of December 31, 2018 and 2017, the principal balance outstanding of the Note was $600,000.

On March 31, 2019 and with an effective date thereto (the “Effective Date”), the Company and OTD entered into a debt forgiveness agreement (“Debt Forgiveness”) whereby OTD has forgiven the entire principal balance of $600,000 owing under the Note in addition to all of the related accrued interest then owing of $88,123. This has resulted in a total amount of $688,123 of monies owed to OTD as of the Effective Date being forgiven, treated as contributed capital and reclassified to additional paid-in-capital as of that date. As the result of this Debt Forgiveness, as of December 31, 2018, the Company has reflected all amounts owing under the Note, consisting of $600,000 in principal and $79,123 of accrued interest, as long-term liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets.

Licensing Agreement and Royalties

On April 26, 2017, the Company entered into a Licensing Agreement with Thomas DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Entities”), memorializing a verbal license the DeLonge Entities had with the Company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves.  Under the terms of this Agreement, the Company is obligated to pay the DeLonge Entities a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year.   The royalties due the DeLonge Entities under this Agreement for each of the years ended December 31, 2018 and 2017 was the minimum guarantee amount of $100,000 and was recorded by the Company as a cost of revenues. For the years ended December 31, 2018 and 2017, the $200,000 and $100,000, respectively, in accumulated royalties due the DeLonge Entities had not been paid and are included as current liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets.

Collectively, monies due the Shareholder under these related party transactions totaled $1,288,148 and $791,123 as of December 31, 2018 and 2017, respectively.

Other Related Party Transactions

In August 2018, the Company entered into two statements of work with EarthTech International, Inc. (“ETI”) to prepare plans, perform scientific analysis, and advise the Company on materials analysis and beamed energy propulsion launch systems. ETI’s founder and president is Company Director Harold E. Puthoff. These projects total $60,000 of which $30,000 was paid during 2018.

F-18

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2018	2017
Current tax provision:
Federal	$-	$-
State	3,200	2,400
Total	3,200	2,400

Deferred tax provision:
Federal	(311,685)	(165,170)
State	(86,781)	(65,634)
Total	(398,466)	(230,804)
Valuation allowance	398,466	230,804
Total provision for income taxes	$3,200	$2,400

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2018	2017
Federal tax. Benefit at statutory rate	21.0%	34.0%
Permanent differences:
State taxes, net of federal benefit	0.8%	0.2%
Meals and entertainment	0.0%	0.0%
Stock based compensation	(18.1)%	(32.7)%
Contributed royalties	0.0%	0.0%
Change in tax rate	0.0%	(0.7)%
Temporary differences:
Change in valuation allowance	(3.7)%	(0.8)%
Total provision for income taxes	0.0%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

F-19

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

	Asset (Liability)
	2018	2017
Current:
Accruals and other	$13,724	$12,072

Noncurrent:
Net operating loss carryforwards	831,902	435,088
Valuation allowance	(845,626)	(447,160)
Net deferred tax asset	$-	$-

At December 31, 2018, the Company had net operating loss carry forwards of approximately $3,098,000 that may be offset against future taxable income through 2037. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2015.  The Company currently is not under examination by any tax authorities.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

On December 22, 2017, the Tax Cuts and Jobs Act ("Act") was signed into law in the U.S. The Act resulted in significant modifications to existing law including lowering the corporate tax rate from 35% to 21%, effective January 1, 2018. The Company reflected the income tax effects of the Act to its deferred tax assets and liabilities. In addition to applying the new lower corporate tax rate in 2018 and thereafter to any taxable income the Company may have, the legislation affects the carry forward of previously accumulated net operating losses and results in a revaluation of deferred tax assets and liabilities recorded on the balance sheet. The Company has completed the accounting for the effects of the Act during the year ended December 31, 2018. Given that the Company’s deferred tax assets are fully offset by a valuation allowance, these changes had no impact on the Company’s balance sheet.

NOTE 9 – SUBSEQUENT EVENTS

On March 31, 2019, the Company and Mr. DeLonge, who is the beneficial owner of the majority shareholder of the Company, entered into two separate agreements whereby Mr. DeLonge agreed to lend additional monies to the Company and also has forgiven certain indebtedness owed by the Company to OTD. See Note 7 for further discussion of these agreements as well as an extension of the amounts due to the Shareholder.

On April 16, 2019, and with the exception of shares of class A common stock (“Common Stock”) held by persons who acquired securities under the Company’s offering pursuant to Regulation A of the Securities Act of 1933 in 2017-2018 (“Reg A Purchasers”), the Board approved a reduction in the number of outstanding shares of Common Stock and shares of Common Stock subject to options to allow for more of the currently authorized shares of capital stock to be available to be sold to potential investors. Excluding the Reg A Purchasers, the stockholders of the Company executed the Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019 thereby reducing the number of outstanding shares of Common Stock. This transaction will impact the items discussed in Note 6 – Stockholders’ Deficit - in 2019.

F-20

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Holders of shares of Common Stock subject to options executed the Rescission and Relinquishment Agreement (Optionholders) dated April 18, 2019 thereby reducing the number of vested and non-vested shares of Common Stock subject to options. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to revise the number of shares of Common Stock reserved for issuance, consistent with the share reduction transactions. These transactions will impact the items discussed in Note 6 – Stockholders’ Deficit in 2019, particularly the Black-Scholes option pricing model, which will see a significant reduction of stock-based compensation expense in future periods.

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 30, 2019, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

F-21

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
3	Stockholders Agreement (3)
4	Form of Subscription Agreement (4)
6.1	Licensing Agreement dated April 26, 2017 (5)
6.2	Contribution Agreement dated April 27, 2017 (6)
6.3	Contribution Agreement dated June 1, 2017 (7)
6.4	Copyright Assignment dated March 31, 2017 (8)
6.5	Intellectual Property Transfer Agreement dated March 31, 2017 (9)
6.6	2017 Stock Incentive Plan (10)
6.7	Notice of Grant of Stock Option (11)
6.8	Lock-Up Agreement (12)
6.9	Loan Agreement dated April 26, 2017 (13)
6.10	First Amendment to Loan Agreement dated August 10, 2017 (14)
6.11	Second Amendment to Loan Agreement dated April 19, 2018 (15)
6.12	Beamed Energy Launch System Program Planning Project Statement of Work (16)
6.13	Materials Study – Set A Program Statement of Work (17)
6.14	Secured Promissory Note (18)
6.15	Debt Forgiveness Agreement dated March 31, 2019
6.16	Loan Agreement dated March 31, 2019
6.17	Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019
6.18	Rescission and Relinquishment Agreement (Options) dated April 18, 2019
6.19	Amended and Restated 2017 Stock Incentive Plan

(1) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename3.htm)

(2) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename4.htm)

(3) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename5.htm)

(4) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename6.htm)

(5) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename7.htm)

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(6) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename8.htm)

(7) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename9.htm)

(8) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename10.htm)

(9) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename11.htm)

(10) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename12.htm)

(11) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-7.htm)

(12) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-8.htm)

(13) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-9.htm)

(14) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-10.htm)

(15) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-11.htm)

(16) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the semiannual period ended June 30, 2018 on Form 1-SA (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418050766/tv503167_ex6-12.htm)

(17) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the semiannual period ended June 30, 2018 on Form 1-SA (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418050766/tv503167_ex6-13.htm)

(18) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the semiannual period ended June 30, 2018 on Form 1-SA (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418050766/tv503167_ex6-14.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Encinitas, California, on April 30, 2019.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.
/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Thomas M. DeLonge

Thomas M. DeLonge, Director, Chief Executive Officer, and President

Date: April 30, 2019

/s/ Louis Tommasino

Louis Tommasino, Chief Financial Officer and Principal Accounting Officer

Date: April 30, 2019

/s/ James Semivan

James Semivan, Director

Date: April 30, 2019

/s/ Harold Puthoff

Harold Puthoff, Director

Date: April 30, 2019

25